80
3/16/04

04001706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VALUBOND SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3525 PIEDMONT ROAD, SIX PIEDMONT CENTER, SUITE 300
(No. and Street)

ATLANTA	**GEORGIA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

RECEIVED FEB 26 2004 181

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
(Name – *if individual, state last, first, middle name*)

5565 Glenridge Connector, Suite 200	**Atlanta**	**Georgia**	**30342**
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 2

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/23

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, William A. Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VALUBOND SECURITIES, INC.**, as of **DECEMBER 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of ValuBond Securities, Inc.

We have audited the accompanying statement of financial condition of VALUBOND SECURITIES, INC. (a wholly owned subsidiary of ValuBond, Inc.) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VALUBOND SECURITIES, INC. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 17, 2004

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets	
Cash and cash equivalents	$ 687,111
Commissions receivable	248,932
Subscriptions receivable, net of allowance for doubtful accounts of $27,721	513,367
Due from affiliate	29,924
Deposit with clearing organization	51,381
Total current assets	1,530,715
	$ 1,530,715

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 159,807
Deferred revenue	500,086
Total current liabilities	659,893
Stockholders' equity	
Common stock, no par value, $.01 stated value; authorized 10,000,000 shares, issued and outstanding 2,000,000 shares	20,000
Additional paid-in capital	940,756
Accumulated deficit	(89,934)
	870,822
	$ 1,530,715

See auditors' report and accompanying notes

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:	
Subscription revenue	$ 2,959,710
Trading fees and commissions	1,648,917
Set up fees	252,050
Total revenue	4,860,677
Costs and expenses:	
Sales and marketing expenses	2,547,369
Clearing and settlement costs	387,600
General and administrative expenses	54,436
Royalty fees for software	1,837,556
Total operating expenses	4,826,961
Income from operations	33,716
Interest income	1,261
Income taxes	0
Net income	$ 34,977

See auditors' report and accompanying notes

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2002	2,000,000	$ 20,000	$ 940,756	(124,911)	$ 835,845
Net income	-	-	-	34,977	34,977
Balances at December 31, 2003	$ 2,000,000	$ 20,000	$ 940,756	$ (89,934)	$ 870,822

See auditors' report and accompanying notes

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) In Cash and Cash Equivalents

Cash flows from operating activities	
Net income	$ 34,977
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities:	
Increase in commissions receivable	(112,176)
Increase in subscriptions receivable	(132,158)
Increase in due from parent	(29,923)
Increase in accounts payable and expenses	93,773
Increase in deferred revenue	183,906
	3,422
Net cash provided by operating activities	38,399
Cash flows from financing activities	
Decrease in due to Parent	(151)
Net increase in cash and cash equivalents	38,248
Cash and cash equivalents at beginning of year	700,244
Cash and cash equivalents	$ 738,492

See auditors' report and accompanying notes

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note A
General Information and Summary of Significant Accounting Policies

Business:

ValuBond Securities, Inc. (ValuBond or the Company) is a wholly owned subsidiary of ValuBond, Inc, (the Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Its services include distribution of new issues of fixed income securities, providing a neutral secondary marketplace and providing educational tools and information.

Basis of Financial Statement Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Parent's unaudited financial statements reflect a net loss of approximately $6,300,000 in 2003, and net equity of approximately $120,000 at December 31, 2003. As a result, and given the Parent's limited history, there is substantial doubt that the Parent will be able to continue as a going concern and be able to support the Company.

The Company's continuation as a going concern is dependent upon the Parent's ability to generate cash flow sufficient to meet its obligations from operational revenue, expense reductions, and/or obtaining additional capital from third parties. Management of the Parent intends and believes that it has the ability to achieve positive cash flow from operations by reducing expenditures, without the need for revenue growth or additional capital investment from outside sources. Notwithstanding this plan, management of the Parent intends to improve cash flow during 2004 through increasing revenue, managing expenses and obtaining equity capital from third parties. The financial statements do not include any adjustments relating to the recoverability and/or classification of liabilities that might be necessary should the Company's Parent be unable to continue as a going concern.

Revenue Recognition:

Subscription revenue represents the fees earned on a contractual basis for subscription access to the ValuBond Web site. The Company recognizes subscription revenue ratably over the subscription period.

Trading revenue and commission fees represent the fees charged on a per-transaction basis for trades made through the ValuBond Web site combined with the fees charged on a contractual basis for the distribution of new issues of fixed income securities. Trading revenue and commission fees are recognized on a trade-date basis.

Cash and Cash Equivalents:

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds. The Company has on deposit at financial institutions funds in excess of the FDIC's $100,000 limitation totaling $587,262, which would not be recoverable if the institutions failed.

Income Taxes:

The Company's operating results are included in the consolidated income tax returns of the Parent. The Parent allocates income taxes to the Company as if the Company were filing a separate income tax return with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note B
Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $645,132, which was $545,132 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, was 0.41 to 1.

Note C
Income Taxes

Income tax expense attributable to income before income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

	2003
Computed expected tax benefit	$ 11,200
State income tax benefit, net of federal income tax effect	2,100
Change in valuation allowance	(13,300)
Other, net	$ 0

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2003, are presented below:

	2003
Deferred income tax assets - net operating loss	$ 36,000
Less valuation allowance	(36,000)
Net deferred tax assets	$ 0

From its own operations, the Company has available a net operating loss carrforward of approximately $90,000 expiring on or around 2020.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, available income tax carrybacks, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences resulting in the deferred tax assets are expected to be deductible, management believes it is likely that the Company will not realize the benefits of these amounts in the near future.

Note D
Transactions with Parent

Operating expenses recognized on transactions with the Parent during 2003 include $1,627,420 for salaries and benefits and $919,949 for corporate overhead allocations. Transactions with the Parent also include royalty fees of $1,837,556, as defined in the royalty agreement, charged by the Parent for use of its technology in operating activities.

In addition, there was $29,924 due from the Parent at December 31, 2003.

Note E
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note F
Clearing Agreement

The Company has entered into a clearing agreement with First Clearing Corporation whereby the Company directs certain agency trades to them, and they, in turn clear the trades. In addition, they act as the control location to hold and maintain funds or securities of the Company and its customers.

Note G
Contingencies

From time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Note H
Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003, and during the period then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC. as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 870,822	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			870,822	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 870,822	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 218,569	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(218,569)	3620
7. Other additions and/or allowable credits (List)			-0-	3630
8. Net capital before haircuts on securities positions			$ 652,253	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	7,121	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(7,121)	3740
10. Net Capital			$ 645,132	3750

OMIT PENNIES

3/78

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC. as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 17,578	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 545,132	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 618,764	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 263,681	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$ -0-	3830
19.	Total aggregate indebtedness			$ 263,681	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% .41	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC.

For the period (MMDDYY) from 1/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 835,845	4240
A. Net income (loss)			34,977	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 870,822	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

3/78

See auditors' report

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2003

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 645,132	$ 263,681	41
Additional expense accruals, revenue, expense and other adjustments	0	0	
	$ 645,132	$ 263,681	41

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC. as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm First Clearing Corporation	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 0 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

See auditors' report

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
of ValuBond Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of VALUBOND SECURITIES, INC. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 17, 2004